SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 22 2017
15 REGISTRATIONS BRANCH

RMS



17017929

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69530

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-16 (MM/DD/YY) AND ENDING 12-31-16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESF Equity, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31351 Rancho Viejo Road #205
(No. and Street)

San Juan Capistrano (City) CA (State) 92675 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Burke Dambly 714-656-2127
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A Gaudette Inc
(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd (Address) Katy (City) TX (State) 77450 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, Burke Dambly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESF Equity, LP, as of December 31, 20_2016__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


WILLIAM N. ODELSON
Notary Public - California
Orange County
Commission # 2164133
My Comm. Expires Oct 1, 2020

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESF Equity, LP

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2016

ASSETS	
Current Assets	
Cash	24,728
Total Current Assets	24,728
TOTAL ASSETS	24,728
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accrued Expenses Payable	2,000
Total Current Liabilities	2,000
Total Liabilities	2,000
Equity	
Capital Contributions	54,100
Retained Earnings	(12,979)
Net Income	(18,393)
Total Equity	22,728
TOTAL LIABILITIES & EQUITY	24,728

The accompanying notes are an integral part of these financial statements.